UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549



                          SCHEDULE 14D-9
                Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934

                          (AMENDMENT NO. 3)



                            DELCHAMPS, INC.
                       (Name of Subject Company)


                             DELCHAMPS, INC.
                 (Name of Person(s) Filing Statement)


                       Common Stock, $.01 par value
          and associated Preferred Share Purchase Rights
                  (Title of Class of Securities)


                               246615 10 8
                  (CUSIP Number of Class of Securities)



                            Timothy E. Kullman
            Senior Vice President and Chief Financial Officer
                             DELCHAMPS, INC.
                           305 Delchamps Drive
                          Mobile, Alabama 36602
                              (334) 433-0431

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)



                             WITH A COPY TO:
                            L. R. McMillan, II
                         JONES, WALKER, WAECHTER,
                  POITEVENT, CARRERE & DENEGRE,  L.L.P.
                          201 St. Charles Avenue
                    New Orleans, Louisiana 70170-5100
                              (504) 582-8000




     This Amendment No. 3 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on
July 14, 1997 by Delchamps, Inc., an Alabama corporation (the "Company"), as amended by Amendment No. 1 filed on August 1, 1997 by the Company and Amendment No. 2 filed on August 25, 1997 by the Company (as amended, the "Schedule 14D-9"), relating to a tender offer commenced on June 14, 1997 by Delta Acquisition Corporation ("Offeror"), a wholly owned subsidiary of Jitney-Jungle Stores of America, Inc. ("Parent").

     All capitalized terms used but not otherwise defined herein have the meanings attributed to them in the Schedule 14D-9.

     The items in the Schedule 14D-9 set forth below are hereby amended and supplemented by adding the following:


ITEM 2.   Tender Offer of the Bidder.

     The Company announced on September 10, 1997 that the Company and Parent had executed an agreement on the terms of a proposed consent decree which will, if approved by the Federal Trade Commission, allow the Offeror to acquire the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Company also announced that the noteholder consent condition in the tender offer had been satisfied.

     Reference is made to the press release issued by the Company on September 10, 1997, a copy of which is filed as Exhibit (a)(11) to this Schedule 14D-9 and is incorporated herein by reference.


ITEM 9.   Material to be Filed as Exhibits.


Exhibit No.

(a)(11) Press release issued by the Company dated September 10, 1997.





                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 1997           DELCHAMPS, INC.


                              By:  /s/  Richard W. LaTrace
                                   ------------------------
                                       Richard W. LaTrace
                                       President






                          Exhibit Index

Exhibit No.         Description

(a)(11)             Press   release   issued   by  the  Company  dated
September 10, 1997.